FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                            For the month of October


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



BLOCK LISTING SIX MONTHLY RETURN


1. Name of company: BG Group plc

2. Names of schemes:

a.) BG Sharesave Scheme
b.) BG Employee Profit Sharing Scheme
c.) BG Executive Share Option Scheme
d.) BG Group Sharesave Scheme
e.) BG Group Employee Profit Sharing Scheme f.) BG Group Long Term Incentive Scheme g.) BG Group Short Term Incentive Scheme h.) BG Group New Long Term Incentive Scheme i.) BG Group Company Share Option Scheme j.) BG Group Share Incentive Plan
(formerly called All-Employee Share Ownership Plan)

3. Period of return: From 27 April 2006 to 27 October 2006

4. Balance under schemes from previous return:

a.) 500,000 Ord. 10p Shares
b.) 150,000 Ord. 10p Shares
c.) 155,508 Ord. 10p Shares
d.) 11,497,869 Ord. 10p Shares
e.) 15,000,000 Ord. 10p Shares
f.) 150,000 Ord. 10p Shares
g.) 5,000,000 Ord. 10p Shares
h.) 5,000,000 Ord. 10p Shares
i.) Nil
j.) 4,000,000 Ord. 10p Shares

5. Number of shares issued/allotted
under schemes during period:

(a.) to (c.) NIL
(d.) 91,650
(e.) to (h.) NIL
(i.) NIL
(j.) NIL



6. Balance under schemes not yet issued/allotted at end of period:

a.) Nil (listing for this scheme has been cancelled as no longer required) b.) 150,000 Ord. 10p Shares
c.) Nil (listing for this scheme has been cancelled as no longer required) d.) 11,406,219 Ord. 10p Shares
e.) 15,000,000 Ord. 10p Shares
f.) 150,000 Ord. 10p Shares
g.) 5,000,000 Ord. 10p Shares
h.) 5,000,000 Ord. 10p Shares
i.) Nil (all shares listed have been allotted) j.) 4,000,000 Ord. 10p Shares

7. Number and class of share(s)
originally listed and the date of admission:

a.) 500,000 Ord. 10p Shares
b.) 150,000 Ord. 10p Shares
c.) 200,000 Ord. 10p Shares
d.) 15,000,000 Ord. 10p Shares
e.) 15,000,000 Ord. 10p Shares
f.) 150,000 Ord. 10p Shares
g.) 5,000,000 Ord. 10p Shares
h.) 5,000,000 Ord. 10p Shares
i.) 15,000,000 Ord. 10p Shares
j.) 4,000,000 Ord. 10p Shares

All listed and admitted on 23 OCTOBER 2000

Total number of shares in issue at the end of the period:

3,555,907,110 Ord. 10p Shares (excluding 146,309,350 shares held in Treasury)

Contact details:

Name: Carol Inman

Address: BG Group plc,
100 Thames Valley Park Drive,
Reading, Berkshire RG6 1PT

Telephone: 0118 935 3222

Website www.BG-Group.com

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 31 October 2006                            By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary